UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No.1018 Haihe Road, Dushangang Town,

Pinghu City, Jiaxing, Zhejiang Province,

China, 314205
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 30, 2025, Huachen AI Parking Management Technology Holding Co., Ltd, (the “Company”) issued a press release announcing that it has entered into a non-binding cooperative agreement (the “Agreement”) with Hangzhou Qianhui Electric Technology Co., Ltd (“Hangzhou Qianhui”), a company that is involved in the two-wheeled e-charging business. Under the Agreement, the Company will provide financial support to Hangzhou Qianhui, while Hangzhou Qianhui will be responsible for executing the business operations, encompassing the procurement and self-construction of e-charging stations, as well as managing the charging platform.

A copy of the press release is furnished as Exhibit 99.1.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated June 30, 2025, titled “Huachen AI Parking Management Technology Holding Co., Ltd and Hangzhou Qianhui Electric Technology Co., Ltd Establish Cooperative Relationship to Enhance Two-Wheeled E-Charging Infrastructure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025	Huachen AI Parking Management Technology Holding Co., Ltd,

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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